UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA /A

/x/ AMENDMENT TO SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

/_/ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2016

HyGen Industries, Inc.
(Exact name of issuer as specified in its charter)

California	47-1686072
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

11693 San Vicente Boulevard, Suite 445 Los Angeles, California 90049
(Full mailing address of principal executive offices)

(310) 923-2827
(Issuer's telephone number, including area code)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements at the end of this Interim Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in this Semi-Annual Report and other reports filed by the Company.

HyGen Industries, Inc. ("HyGen," "we," "us," "our," or the "Company") is a California corporation formed in August 2014 initially to develop and build, in co-operation with the California Energy Commission ("CEC"), renewable hydrogen fueling stations as part of the State of California's Advanced Clean Car ("ACC") program.  With the signing into law of Assembly Bill ("AB 8"), the State of California has guaranteed to provide sufficient hydrogen infrastructure to accommodate the 2015 roll-out of hydrogen fuel cell electric vehicles ("FCEV").  AB 8 expands on the Zero Emission Vehicle ("ZEV") Action Plan which the Governor's Office released in February 2013.

California's hydrogen infrastructure program proposes $20M in annual funding for hydrogen stations through 2020.  HyGen secured a three station award from Program Opportunity Notice-13-607 ("PON-13-607") in November 2013.  We intend to participate in all future Program Opportunity Notices ("PONs") and plan to leverage knowledge, gained from our successful proposal, to obtain additional grants whenever the opportunity arises.

Under the terms of HyGen's PON-13-607 award, the CEC authorized the grant of up to $5.3M in funding toward the cost of three renewable hydrogen fueling stations in Orange, Pacific Palisades and Rohnert Park and up to $100,000 per annum per station for operation and maintenance costs for three years.  Our actual construction grant was reduced by approximately $56,800 to $5,250,000 since our stations were not operational by October 31, 2015.  Because our stations were not operational by October 31, 2016, our annual grant for operation and maintenance costs is zero.  The proposed station in Pacific Palisades was replaced by one in North Hollywood, California, with the CEC's approval.  We believe that the CEC funding will allow us to establish our brand of clean renewable hydrogen with less financial risk to us and our investors.  If FCEVs achieve market acceptance, we believe we will be able to access capital markets and deploy second generation systems to meet anticipated increased demand for hydrogen fuel.

On November 16, 2016, the Company received a notice of stop work order from the CEC relating to Agreement Number ARV-14-11 for the Rohnert Park, Orange and North Hollywood Hydrogen Refueling Stations Project. The correspondence notifies the Company that until it obtains its own match share funding needed to construct and complete the hydrogen refueling stations, the CEC will not reimburse the Company for any further work until the stop work order is lifted.  The Company may, however, continue working on the project by spending its own match funds (if and when it has such funds) while the stop work order is in effect.  Accordingly, the Company may use the proceeds of its planned offering pursuant to Regulation A (Tier 2) of Section 3(b) of the Securities Act of 1933, as amended (the "Regulation A+ Offering"), to continue making progress on its stations.  This stop work order provides HyGen time to secure match share funding needed to construct and complete the hydrogen refueling stations.

The CEC indicates that it will consider lifting the stop work order, in whole or in part, when:

1.             HyGen secures and adequately documents to the satisfaction of CEC staff the availability of match share funding necessary to complete one or more hydrogen refueling stations under the agreement; and

2.             HyGen documents to the satisfaction of CEC staff that all expenditures reimbursed to date have been used to pay costs covered by the reimbursement requests under agreement ARV-14-011.

Concurrent with the stop work order, the CEC is providing HyGen a 23-month no-cost time extension to provide HyGen the opportunity to secure the additional match share funding and construct the hydrogen refueling stations.  On November 18, 2016, the Company received the Extension Agreement from the CEC, which it signed and returned to the CEC.  The amount of the grant was not changed.

The primary sources of revenue for HyGen during the CEC pilot program are expected to be state contributions to the construction of hydrogen stations and the proceeds earned from the sale of hydrogen fuel for FCEVs.  Management also believes that revenue can be earned from the provision of consulting services to other renewable hydrogen fuel industry participants.

Results of Operations

For the Six Months Ended December 31, 2016 and 2015

Revenue. Total revenue for the six months ended December 31, 2016 was $0, compared to $125,806 for the six months ended December 31, 2015.  Revenue in the 2015 period was comprised of reimbursement to us by the CEC of operating expenses directly related to the construction of hydrogen fueling stations obtained through the CEC from PON-13-607.  Revenue decreased in 2016 due to the stop work order from the CEC.  Revenues will not commence again until the Company can obtain match funding as required by the PON-13-607 grant.

Operating Expenses. Operating expenses the six months ended December 31, 2016 was $222,360, compared to $300,393 for the six months ended December 31, 2015.  Operating expenses in 2015 and 2016 were comprised of accounting fees, legal fees and other administrative costs incurred to operate the business.  The reduction from 2015 was primarily due to the slowdown in service provider services related to the stop work order from the CEC, net of increased marketing costs related to the Company's planned Regulation A+ Offering.

Net Loss. Net loss for the six months ended December 31, 2016 and 2015 was $223,360 and $175,201, respectively.  Increased net loss in 2016 compared to the same period in 2015 was primarily due to lack of revenues in the 2016 period, net of reduced costs, as described previously.

Liquidity and Capital Resources

We had net cash of $14,306 at December 31, 2016 and $12,621 at June 30, 2016, primarily from the retention of subcontractor and vendor invoices and the retention of officers' remuneration.

During the six months ended December 31, 2016 and 2015, we had net positive cash from operating activities of $18,130 and $93,938, respectively.  The positive cash flows from operations were primarily a result of losses incurred, net of receivables collected during the periods, and the increase in payables.

Cash used for investing activities was $0 during the six months ended December 31, 2016, compared to $192,183 during the six months ended December 31, 2015.  The reduction in usage of cash for investing activities relates to the stop work order in 2016 so that the Company did not expend cash or receive any cash reimbursements for construction in progress.  During the 2015 period, the Company used match funds to purchase equipment for construction-in-progress and received reimbursements from the PON-13-607 grant.

Cash used in financing activities was $16,445 for the six months ended December 31, 2016, compared to cash provided by financing activities of $22,000 for the six months ended December 31, 2015.  We used cash during the six months ended December 31, 2016 toward deferred financing costs related to our planned Regulation A+ Offering.  We received cash during the six months ended December 31, 2015 from related party advances and proceeds from a convertible note.

We will have additional capital requirements during 2017and 2018.  We do not expect to be able to satisfy our cash requirements through sales, and therefore we will attempt to raise additional capital through the sale of our common stock.  On March 22, 2017, we were declared qualified by the Securities and Exchange Commission to conduct an offering of 4,000,000 shares of our common stock at $5.00 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended.  As of March 30, 2017, we had not yet raised any capital in our Regulation A+ Offering, which is scheduled to commence in April 2017 and terminate on December 31, 2017, unless extended by us for up to an additional 45 days.  There is no assurance that the Company will raise any capital from its Regulation A+ Offering or otherwise.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all.  We are currently incurring operating deficits that are expected to continue for the foreseeable future.  In the absence of additional working capital other than contributions of capital by the current shareholders of the Company, if any, we do not expect to be able to operate at current levels for more than sixty (60) days.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations.  The list is not intended to be a comprehensive list of all of our accounting policies.  In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application.  The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results.  Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company will recognize revenues from 1) sales of hydrogen from its fueling stations when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

As discussed in Note 3 of the financial statements, the Company received a grant from the CEC. The PON-13-607 grant generally provides for payment in connection with related development and construction costs involving the procurement and installation of hydrogen fueling stations. Grant award reimbursements were recorded as either contra assets or as revenues depending upon whether the reimbursement is for capitalized costs or operating expenses incurred by the Company. Contra capitalized cost and revenues from the grant were recognized in the period during which the conditions under the grant had been met and the Company had incurred cost for the related asset or expense.

Item 2. Other Information

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HyGen Industries, Inc.

Date: April 5, 2017	By:	/s/ Richard Capua
Richard Capua
President (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 5, 2017	By:	/s/ Paul Dillon
Paul Dillon
Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)